SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               For 12 January 2004

                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     Bank of Ireland

2.   Name of director

     Roy Bailie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Rensburg Client Nominees Ltd/CLT

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     N/A

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Purchase of Stock

7.   Number of shares / amount of stock acquired

     1,940

8.   Percentage of issued class

     0.0002%

9.   Number of shares/amount of stock disposed

     N/A

10.  Percentage of issued class

     N/A

11.  Class of security

     Ordinary Stock

12.  Price per share

     Sterling 773p

13.  Date of transaction

     9 January 2004

14.  Date company informed

     9 January 2004

15.  Total holding following this notification

     3,352

16.  Total percentage holding of issued class following this notification

     0.0003%

If a director has been granted options by the company please complete the following boxes.


17.  Date of grant


18.  Period during which or date on which exercisable


19.  Total amount paid (if any) for grant of the option


20.  Description of shares or debentures involved: class, number


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23.  Any additional information


24.  Name of contact and telephone number for queries

     Peter Nugent
     + 353 1 6043402

25. Name and signature of authorised company official responsible for making this notification

     Peter Nugent


Date of Notification

12 January 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 12 January 2004